Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fowling Franchise, Inc.
3901 Christopher St STE F
Hamtramck, MI 48211
https://fowlingwarehouse.com/

Up to $5,000,000.00 in Class B Non-Voting Common Stock at $4.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Fowling Franchise, Inc.
Address: 3901 Christopher St STE F, Hamtramck, MI 48211
State of Incorporation: DE
Date Incorporated: June 05, 2017

Terms:

Equity

Offering Minimum: $124,000.00 | 31,000 shares of Class B Non-Voting Common Stock
Offering Maximum: $5,000,000.00 | 1,250,000 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $400.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 7% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 15% bonus shares

Flash Perk 1: Invest $2,500+ between Day 35 - 40 and receive 3% bonus shares

Flash Perk 2: Invest $2,500+ between Day 60 - 65 and receive 3% bonus shares

Amount-Based Perks

Amateur Fowler: $500+ investment and receive 3% bonus shares

League Champion: $1,000+ investment and receive 7% bonus shares

Pro Fowler: $5,000+ investment and receive 10% bonus shares

Franchise Player: $10,000+ investment and receive 12% bonus shares

Hall of Fame: $25,000+ investment and receive 18% bonus shares

Fowling Founder: $50,000+ investment and receive 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Fowling Franchise will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B NonVoting Stock at $4.00 / share, you will receive 110 shares of Class B NonVoting Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Fowling Franchise, Inc. is the franchisor of Fowling Warehouse, the original home of the football bowling pin game called Fowling. We provide a unique entertainment experience blending elements of football and bowling in a vibrant, social setting. With 7 successful locations and plans for further expansion, Fowling Warehouse aims to provide memorable group activities for patrons across the country.

Business Model

The company generates revenue through upfront franchise fees, recurring royalties based on franchisee sales, and ancillary income from merchandise, league operations, and event-based services. Each Fowling Warehouse venue sells playing time and beverages, and some receive a portion of food sales from partnered restaurants. Others have kitchens and provide food to their guests.

Intellectual Property

Fowling Franchise, Inc. owns and licenses proprietary branding, operational systems, and trademarks related to the Fowling Warehouse concept. The company is in the process of acquiring intellectual property rights for the American Fowling Association (AFA), which will further enhance its competitive position.

Corporate Structure

Fowling Franchise Inc. was initially organized as Fowling Franchise LLC, a Michigan limited liability company on June 5, 2017 and converted to a Delaware corporation on April 17, 2025.

Competitors and Industry

Competitors

The competitive landscape for this business includes a range of established and emerging players in the out-of-home entertainment and recreational market. Notable competitors include Topgolf, which has redefined traditional driving ranges with its technology-driven golf experiences, and Puttshack, known for its innovative, high-tech mini-golf environments. PopStroke, backed by Tiger Woods, offers a premium putting experience combined with food and beverage amenities, while Spikeball appeals to more portable, outdoor-centric games enthusiasts. Additionally, pickleball centers and cornhole venues have surged in popularity, offering social yet competitive atmospheres. Traditional entertainment options such as bowling alleys and more niche experiences like axe-throwing venues also attract similar customer demographics.

Fowling is uniquely positioned to stand out due to its distinct nature as both a game and a sport. Its innovative combination of elements from football and bowling creates a fresh and engaging activity that appeals to a broad audience. Furthermore, Fowling's inherent flexibility—allowing for integration with a variety of food and beverage options—makes it highly adaptable for different event types, from casual gatherings to competitive leagues. The emphasis on fostering a vibrant, social atmosphere further differentiates Fowling from more narrowly focused competitors, ensuring it can compete effectively in the dynamic entertainment market while offering a compelling value proposition to both players and operators.

Industry

The experiential entertainment market is growing, driven by consumer demand for interactive, group-based activities. Fowling Warehouse targets adults aged 21-50+, offering an innovative alternative to traditional social venues.

Current Stage and Roadmap

Current Stage

The company is in the growth phase, with a steady pace of new franchise openings and strong potential for expansion. Recent accomplishments include the opening of Kansas City, MO and Omaha, NE locations. Ongoing discussions for media partnerships with major television, professional sports leagues, and college athletic organizations reflect the company's vision for national exposure and televised tournaments, similar to cornhole broadcasts.

Future Roadmap

The company plans to expand to 72 franchises within the next seven years, recruit new talent, strengthen franchisee support, and launch the American Fowling Association national league. Media partnerships and national brand-building efforts are key priorities.

The Team

Officers and Directors

Name: Eric Page

Eric Page's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO and Board Member
  Dates of Service: January, 2022 - Present
  Responsibilities: Mr. Page leads the execution of the Company's business strategy, oversees the leadership team at Fowling Franchise, and drives the expansion of Fowling Franchise into new markets. He also maintains investor relations, supports business development activities, and seeks to develop new strategic partnerships. Upon the successful completion of this capital raise, Eric will receive a salary up to $75,000 per annum from the Company.

Other business experience in the past three years:

- Employer: Fowling Warehouse – Indianapolis, LLC
  Title: Managing Member
  Dates of Service: October, 2019 - Present
  Responsibilities: Mr. Page opened the Fowling Warehouse in Indianapolis in 2020, and he subsequently became the CEO of Fowling Franchise in 2022. Along with his spouse, Meggan Page, he remains responsible for overseeing the management and staff that operate the Indianapolis facility on a daily basis. This real-world experience operating a Fowling Warehouse is very beneficial to Fowling Franchise when it comes to authentically selling new franchisees, refining the business model with best practices, and ensuring connectivity between Fowling Franchise and all its franchisees.

Name: Laura Sullivan

Laura Sullivan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Operations and Board Member
  Dates of Service: October, 2020 - Present
  Responsibilities: Ms. Sullivan focuses on streamlining daily operations and ensuring organizational efficiency to achieve key objectives, as well as leading the training program for new franchisees and assisting with financial reporting and human resource needs. Upon the successful completion of the capital raise, Laura will receive a salary of $50,000 per annum from the Company.

Other business experience in the past three years:

- Employer: Fowling Warehouse – Grand Rapids, LLC
  Title: Managing Member
  Dates of Service: February, 2018 - Present
  Responsibilities: After helping Mr. Hutt open the first location in Detroit, Ms. Sullivan became the first franchisee and opened the Fowling Warehouse in Grand Rapids in 2018. She subsequently became the VP of Operations with Fowling Franchise in 2020. She remains responsible for overseeing the management and staff that operate the Grand Rapids facility on a daily basis. This real-world experience operating a Fowling Warehouse is very beneficial to Fowling Franchise when it comes to authentically selling new franchisees, refining the business model with best practices, and ensuring connectivity between Fowling Franchise and all its franchisees.

Name: Brad Chapman

Brad Chapman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Interim CFO, Board Member
  Dates of Service: June, 2017 - Present
  Responsibilities: Mr. Chapman was the first employee of the company, led the development of the franchise program, and oversaw the opening of all current locations. He leads business development, manages facility construction, and ensures compliance with operational standards, as well as helps drive sales with existing franchisees. Brad currently receives a salary of $120,000 per annum from the Company.

Name: Christopher Hutt

Christopher Hutt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Board Member
  Dates of Service: October, 2013 - Present
  Responsibilities: Mr. Hutt shapes the strategic vision for business and ensures brand consistency across all locations. Christopher also oversees the senior leadership team at Company and is focused on expanding the reach of Fowling in current and new markets. Rules and tournament management are key to his role as the Founder. He enthusiastically promotes the business and ensures high standards for players and fans across all skill levels. Mr. Hutt has not historically accepted a salary from the Company given the size of his ownership stake, his desire to self-fund the required growth investments in Fowling Franchise during its start-up phase, and his ownership stakes in other Fowling Warehouse locations, but he will be paid up to a $75,000 salary per annum by Fowling.

Other business experience in the past three years:

- Employer: Fowling Warehouse – Detroit, LLC
  Title: Managing Member
  Dates of Service: October, 2013 - Present
  Responsibilities: Mr. Hutt founded and operated the Company's first location in Detroit, MI in 2013 before launching the Fowling Franchise business in 2017. Along with his spouse, Noni Hutt, he remains responsible for overseeing the management and staff that operate the Detroit facility on a daily basis. This real-world experience operating a Fowling Warehouse is very beneficial to Fowling Franchise when it comes to authentically selling new franchisees, refining the business model with best practices, and ensuring connectivity between Fowling Franchise and all its franchisees. Mr. Hutt's responsibilities with Detroit location occupy less than 50% of his professional time. There is also significant overlap with the time spent overseeing the Detroit location and the time spent working to optimize the Fowling Franchise business model for existing and future franchisees.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are

reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B NonVoting Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and

potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or

disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

CEO Current Compensation Structure

Eric Page, who serves as both CEO and Board Member of Fowling Franchise LLC, holds no equity in the Company and does not currently receive any salary or compensation from it. Instead, he is compensated solely through his role as the owner and operator of Fowling Warehouse Indianapolis LLC, an independently owned franchisee. This compensation arrangement may result in potential conflicts of interest, as Mr. Page's financial incentives are not directly aligned with the performance of Fowling Franchise LLC. To mitigate such risks, management has implemented independent oversight and periodic review of related party transactions. The Board of Directors intends to award Mr. Page a salary of up to $75,000, contingent upon a successful Regulation Crowdfunding raise, with final amounts subject to Board approval, financial condition, and potential future increases based on performance. A portion of offering proceeds may be used for this compensation, which could impact funds available for business operations and growth. Investors should be aware that there is no guarantee when or if this compensation plan will be fully implemented.

Personal guarantees with building leases

In order to secure building leases with several Fowling Warehouses, personal guarantees have been required by each landlord, and new Fowling Warehouses may require additional personal guarantees. Individual personal guarantees have been provided by Chris Hutt, Eric Page, and Laura Sullivan. If there was a payment default with any such lease that could not be cured, the landlord may seek legal action to enforce the personal guarantees. The personal assets of Chris Hutt, Eric Page, and Laura Sullivan include their ownership stakes in various Fowling Warehouses and Fowling Franchise, which could be forfeited or seized to satisfy these legal obligations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

<table>
<tr><th>Stockholder Name</th><th>Number of Securities Owned</th><th>Type of Security Owned</th><th>Percentage</th></tr>
<tr><td>Christopher Hutt</td><td>421,060</td><td>Unknown</td><td rowspan="3">39.0098%</td></tr>
<tr><td>Christopher Hutt</td><td>1,560,392</td><td>Class A Voting Common Stock</td></tr>
<tr><td>Christopher Hutt</td><td>476,103</td><td>Class B Non-Voting Common Stock</td></tr>
</table>

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,250,000 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 1,500,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 6,000,000 with a total of 4,000,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Drag-Along Rights

Under the Company's Certificate of Incorporation, if Christopher J. Hutt—a board member and principal shareholder of Fowling Franchise, Inc.—votes to sell all outstanding shares of the Company to a third party, all stockholders, including Reg CF investors, will be required to sell their shares on the same terms. As a holder of Class B Non-Voting Common Stock, you will have no voting rights and cannot influence such a decision.

What it means to be a minority holder

As a minority holder of Class B NonVoting Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Voting membership units in LLC
  Final amount sold: $500,000.00
  Use of proceeds: Acquired equity stake in related party, general operating purposes
  Date: April 01, 2024
  Offering exemption relied upon: 506(c)

- Type of security sold: Voting membership units in LLC
  Final amount sold: $500,000.00
  Use of proceeds: Acquired equity stake in related party, general operating purposes.
  Date: February 15, 2022
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue is largely derived from royalties paid by franchisees based upon a percentage of their sales. Each Fowling Warehouse sells its patrons Fowling playing time, alcoholic and non-alcoholic beverages, and merchandise. Many Fowling Warehouses partner with local restaurants to provide food to their customers and receive a percentage of those food sales, while many operate full kitchens, any of these food models are subject to the Fowling Franchise royalty. Last, fees paid to become a franchisee and renew the franchise agreement every five years are amortized on a five-year basis.

Revenue in fiscal year 2024 was $438,835 compared to $525,520 in fiscal 2023.

2024 represented the 10th Anniversary of the first Fowling Warehouse location and the 7th anniversary of Fowling Franchise. 2024 revenue included contributions from established locations, including Detroit, Grand Rapids, Indianapolis, Cincinnati, and Dallas, and new locations, including Kansas City and Omaha. Minneapolis remains under construction and is expected to open by end of 2025. Excitement for Fowling remains high, and business continues to recover from pre-pandemic levels while new locations are expected to meaningfully accelerate revenue growth as they open and settle into their local markets. In the current economic environment, Fowling represents an attractive value proposition for our patrons across all income levels. Companies remain very interested in holding team-building events and holiday parties at our locations. Additionally, our product line has evolved to offer more mocktails, non-alcoholic options, and bucket pricing (value), which still provide a good economic margin. Retail sales generated by the various Fowling Warehouses were approximately $9.7 million in 2024.

2023 revenue benefited from upfront fees paid by new franchisees, specifically Kansas City and Omaha. Further, revenue grew versus 2022 as royalties paid by franchisees increased meaningfully, particularly with the Fowling Warehouses in Indianapolis, Cincinnati, Dallas, and Grand Rapids. These gains were driven by higher visitor counts and spending per visit as patrons continued to seek opportunities for fellowship following the restrictions from global pandemic.

Costs and Expenses

Expenses are driven by employee payroll, consulting fees, business development, legal fees, audit and accounting fees, advertising, and travel costs.

Costs and Expenses for fiscal year 2024 were $527,547 compared to $413,869 in fiscal year 2023. The increase in 2024 represents an increase in business development costs and the hiring of an additional staff member, which are helping to prepare the Company to execute its growth plan from this capital raise. The Company also booked a $30,000 credit loss reserve in 2024, which is a non-cash expense.

Earnings from Operations

Net Income

Earnings from operations for fiscal year 2023 were $59,518, compared to a loss of $88,712 in fiscal year 2024.

The 2024 decline in operating income is attributed to the combination of slightly lower revenue and significantly higher operating expenses, particularly driven by the expansion-related overhead. Although the company recorded consistent royalty revenue from its franchise base, the elevated cost base contributed to the net operating loss.

Historical results and cash flows:

The Company has experienced predictable revenue from its franchisees and generated positive cash flow for two of the last three years. This discipline has moderated the Company's pace of growth and limited the funds available to scale the business. The Company has also provided extended payment terms to some franchisees to help them fund growth investments. These funds are expected to be repaid in 2025 and 2026, which will improve cash flow.

Fowling Franchise expects to use funds from the capital raise to increase expenditures in 2025 and 2026, resulting in negative cash flow for approximately 12 months, so that it can recruit the required staff to accelerate the onboarding of qualified prospects in its franchisee pipeline, build the Fowling Warehouse brand nationally, provide best-in-class support to franchisees, and ensure the required financial controls necessary to support and govern a larger business. Management is forecasting the return of positive cash flow by 2027.

Management is forecasting a return to positive cash flow by 2026, as the investments made in 2024–2025 are expected to yield stronger revenue growth and operational efficiencies.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2025, the Company has capital resources available in the form of its positive operating cash flow each month (excluding the impact of discretionary growth investment), approximately $30,000 cash on-hand, access to a $100,000 line of credit from the Small Business Administration (SBA), a $99,702 receivable with franchisees, and a $116,471 advance to an affiliate. Fowling Franchise has provided short-term funding to entities controlled by related parties, and these loans are expected to be repaid in 2025 and 2026.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company's operations, but these funds are critical to our company's growth and expansion.

These funds are required to support the expansion strategy for Fowling Franchise. Absent this capital raise, the anticipated growth will be much slower. We have other funds and capital resources available, in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to preserve the viability of the Company, but once the capital raise is completed, the funds will represent >95% of the company's cash on-hand, if it raises the maximum funding goal of $5 million. The company would prefer to raise capital through StartEngine rather than access its other sources of capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal, we anticipate the Company will be able to operate for the foreseeable future. The company is cash flow positive and has access to other sources of capital if the StartEngine capital raise does not meet its maximum goal.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will seek to accelerate its growth but still calibrate its spending so that it can remain cash flow positive for the foreseeable future. Fowling Franchise is not anticipating another capital raise down the road unless it falls short of its desired funding goal. These funds are needed to execute its full growth strategy.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has contemplated additional future sources of capital, including a potential loan from SBA for up to $350,000, given the uncertain timing with StartEngine equity raise. We are expecting to make a decision over the next 2-3 weeks once we receive a proposal from SBA. The loan application has been submitted to underwriting. To the extent this loan is secured, most of it will be held in cash reserves, not spent, until there is more clarity with the outcome of StartEngine process.

Indebtedness

- Creditor: Equity Member
  Amount Owed: $15,000.00
  Interest Rate: 0.0%
  The Company has a non interest bearing loan payable to an equity member in the amount of $15,000 as of December 31, 2024. There is no maturity date.

- Creditor: SBA Line of Credit
  Amount Owed: $100,000.00
  Interest Rate: 9.0%
  The Company has a $100,000 line of credit with SBA. The interest rate is Prime + 1.5%.

Related Party Transactions

- Name of Entity: Fowling Management Company, LLC
  Names of 20% owners: No individual or entity owns 20%+ or more.
  Relationship to Company: Fowling Management Company, LLC owns equity in the Issuer entity.
  Nature / amount of interest in the transaction: $765,000
  Material Terms: The Company has a non interest bearing loan receivable from related party affiliate Fowling Management Company, LLC in the amount of $765,000 as of December 31, 2024.

- Name of Person: Equity Member
  Relationship to Company: Equity Member
  Nature / amount of interest in the transaction: $15,000
  Material Terms: The Company has a non interest bearing loan payable to an equity member in the amount of $15,000 as of December 31, 2024. There is no maturity date.

- Name of Entity: Related Party Franchises
  Names of 20% owners: No individual or entity owns 20%+ or more.
  Relationship to Company: Related Party Franchises are franchises of Fowling Franchise, Inc..
  Nature / amount of interest in the transaction: $196,300
  Material Terms: Royalty and franchise revenue were earned from related party franchises totaling approximately $196,300 for the year ended December 31, 2024.

- Name of Entity: LSC4 LLC
  Names of 20% owners: Franchise
  Relationship to Company: Franchise
  Nature / amount of interest in the transaction: $116,471
  Material Terms: The Company has advanced $116,471 to affiliates, which is expected to be repaid in 2025 and 2026.

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Operations
  32.0%
  We will use 32% of the funds for general operating purchases, including advertising, training programs, business development, franchisee support, technology investments, regulatory compliance, and investor relations.
- Legal and Marketing Expenses
  3.0%
  We will use 3% of the funds for legal and marketing expenses related to the StartEngine capital raise.
- Cash Reserve
  47.5%
  We will use 47.5% of the funds to establish a cash reserve for future potential liquidity needs.

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Company Employment
  32.0%
  We will use 32% of the funds to hire new personnel for daily operations (e.g., Director of Finance, Director of American Fowling Association (AFA), Director of Social Media), transition part-time consultants to full-time employees, fund compensation for existing employees, and fund consulting resources to support various departments. Wages to be commensurate with training, experience and position.
- Operations
  34.5%
  We will use 34.5% of the funds for general operating purchases, including advertising, training programs, business development, franchisee support, technology investments, regulatory compliance, and investor relations.
- Acquire Intellectual Property
  10.0%
  We will use 10% of the funds to acquire the intellectual property for the American Fowling Association (AFA) from a related party, Fowling Enterprises, LLC.
- Repurchase Stock
  10.0%
  We will use 10% of the funds to repurchase shares in Fowling Franchise from a related party, Fowling Management Co. These shares shall be held in the company's treasury.
- Legal and Marketing Expenses
  2.0%
  We will use 2% of the funds for legal and marketing expenses related to the StartEngine capital raise.

- Cash Reserve
  6.0%
  We will use 6% of the funds to establish a cash reserve for future potential liquidity needs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://fowlingwarehouse.com/ (https://fowlingwarehouse.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fowlingfranchise

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Fowling Franchise, Inc.

[See attached]

FOWLING FRANCHISE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2024, 2023 AND 2022
(With Independent Auditor's Report Thereon)

DoerenMayhew
ASSURANCE

FOWLING FRANCHISE, LLC

TABLE OF CONTENTS

DoerenMayhew
ASSURANCE

305 West Big Beaver Road, Suite 200
Troy, Michigan 48084
248.244.3000 | doeren.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Members
Fowling Franchise, LLC

Report on the Audits of the Financial Statements

Opinion

We have audited the accompanying financial statements of Fowling Franchise, LLC, which comprise the balance sheets as of December 31, 2024, 2023 and 2022, and the related statements of earnings, members' equity and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Fowling Franchise, LLC as of December 31, 2024, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audits of the Financial Statements section of our report. We are required to be independent of Fowling Franchise, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Fowling Franchise, LLC's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audits of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing audits in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audits.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fowling Franchise, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Fowling Franchise, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control-related matters that we identified during the audits.

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The statements of costs and expenses are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Doeren Mayhew Assurance

Troy, Michigan
June 2, 2025

FOWLING FRANCHISE, LLC

BALANCE SHEETS
DECEMBER 31, 2024, 2023 AND 2022

Assets	2024	2023	2022
Current assets			
Cash	$ 13,723	$ 182,478	$ 257,300
Accounts receivable, less allowance for credit losses of $30,000 in 2024, $-0- in 2023, and $-0- in 2022	99,702	64,737	72,005
Advances to affiliates	116,471	124,494	49,114
Prepaid expenses	25,862	15,006	14,007
Total assets	$ 255,758	$ 386,715	$ 392,426
Liabilities and Members' Equity			
Current liabilities			
Accounts payable	$ 74,678	$ 98,158	$ 49,387
Current portion of deferred revenue	29,500	48,000	86,000
Total current liabilities	104,178	146,158	135,387
Long-term liabilities			
Deferred revenue	61,417	60,417	126,417
Member payable	15,000	-	-
Total long-term liabilities	76,417	60,417	126,417
Members' equity			
Retained earnings	840,163	430,140	380,622
Less: member receivable	(765,000)	(250,000)	(250,000)
Total members' equity	75,163	180,140	130,622
Total liabilities and members' equity	$ 255,758	$ 386,715	$ 392,426

See accompanying notes to financial statements

FOWLING FRANCHISE, LLC

STATEMENTS OF EARNINGS
YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	2024	2023	2022
Revenues	$ 438,835	$ 525,520	$ 370,494
Costs and expenses	527,547	466,002	317,172
Earnings (loss) from operations	(88,712)	59,518	53,322
Other income (expense)			
Interest expense	(1,265)	-	-
Other income	-	-	3,150
Total other income (expenses)	(1,265)	-	3,150
Net earnings (loss)	$ (89,977)	$ 59,518	$ 56,472

See accompanying notes to financial statements

FOWLING FRANCHISE, LLC

STATEMENTS OF MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Retained Earnings (Deficit)	Member Receivable	Total Members' Equity (Deficit)
Balance - January 1, 2022	$ (175,850)	$ -	$ (175,850)
Net earnings	56,472	-	56,472
Contributions	500,000	-	500,000
Contributions funded by issuance of subscription receivable	-	(250,000)	(250,000)
Balance - December 31, 2022	380,622	(250,000)	130,622
Net earnings	59,518	-	59,518
Distributions	(10,000)	-	(10,000)
Balance - December 31, 2023	430,140	(250,000)	180,140
Net loss	(89,977)	-	(89,977)
Contributions	500,000	-	500,000
Increase in member receivable	-	(515,000)	(515,000)
Balance - December 31, 2024	$ 840,163	$ (765,000)	$ 75,163

See accompanying notes to financial statements

FOWLING FRANCHISE, LLC

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	2024	2023	2022
Cash flows from operating activities			
Cash received from customers	$ 356,370	$ 385,074	$ 382,733
Cash paid to suppliers and employees	(523,860)	(449,896)	(332,803)
Interest paid	(1,265)	-	-
Net cash provided from (used in) operating activities	(168,755)	(64,822)	49,930
Cash flows from financing activities			
Decrease in advance from affiliate	-	-	(250,000)
Increase in member receivable	(515,000)	-	-
Increase in member payable	15,000	-	-
Contribution from member	500,000	-	250,000
Distribution to member	-	(10,000)	-
Net cash used in financing activities	-	(10,000)	-
Net change in cash	(168,755)	(74,822)	49,930
Cash - beginning	182,478	257,300	207,370
Cash - ending	$ 13,723	$ 182,478	$ 257,300

See accompanying notes to financial statements

FOWLING FRANCHISE, LLC

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	2024	2023	2022
Cash flows from operating activities			
Net earnings (loss)	$ (89,977)	$ 59,518	$ 56,472
Adjustments			
Provision for credit losses	30,000	43,714	-
Decrease/(increase) in assets			
Accounts receivable	(64,965)	(36,446)	(2,178)
Advances to affiliates	8,023	(75,380)	(13,247)
Prepaid expenses	(10,856)	(999)	218
Increase/(decrease) in liabilities			
Accounts payable	(23,480)	48,771	(5,752)
Deferred revenue	(17,500)	(104,000)	14,417
Total adjustments	(78,778)	(124,340)	(6,542)
Net cash provided from (used in) operating activities	$ (168,755)	$ (64,822)	$ 49,930

Schedule of Noncash Investing and Financing Activities

	2024	2023	2022
Equity contribution paid by subscription receivable	$ -	$ -	$ 250,000

See accompanying notes to financial statements

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business

Fowling Franchise, LLC (the Company) operates as a franchisor of sports entertainment facilities for fowling activities, allowing franchisees to use the name, logo and business model to run their own fowling establishment. Its primary area of operations is in the United States of America. The Company files for state licenses and earns a percentage of gross sales from franchisees.

For the years ended December 31, 2024, 2023 and 2022, total franchise facilities in operation amounted to eight, eight, and six, respectively. The eight franchise facilities currently active are in the following locations:

- Atlanta, Georgia
- Indianapolis, Indiana
- Kansas City, Kansas
- Grand Rapids, Michigan
- Hamtramck, Michigan
- Omaha, Nebraska
- Cincinnati, Ohio
- Dallas, Texas

There is one franchise in Houston, Texas that has not begun operations, but paid the initial franchise fee.

The Company is organized as a limited liability company where profits and losses and distributions are allocated based on unit ownership percentages. The Company's operating agreement provides for the term of the entity to last until a dissolution event occurs, as defined in the operating agreement. There is no exact dissolution event or date specified. Members' liability is limited in accordance with the Michigan Limited Liability Company Act.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company places its cash with high credit quality financial institutions. The total cash balances on interest bearing accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per bank. At various times during the year, such balances may be in excess of the FDIC limit.

Accounts Receivable

The Company recognizes an allowance for losses on accounts receivable in an amount equal to the current expected credit losses. The estimation of the allowance is based on an analysis of historical loss experience, current receivables aging, and management's assessment of current conditions and reasonable and supportable expectations of future conditions, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible.

Continued

The Company assesses collectability by pooling receivables where similar characteristics exist and evaluates receivables individually when specific customer balances no longer share those risk characteristics and are considered at risk or uncollectible. The expense associated with the allowance for expected credit losses is recognized in costs and expenses in the statements of earnings.

Revenue Recognition

The Company records various types of revenue throughout the year. The most significant sources of revenue include the following:

Franchise fee revenue - The Company charges an initial non-refundable fee of $50,000 for each franchise location. The Company provides the franchisees with the right to use the Company's trademarks and trade name and other services. Such fees are reflected as deferred revenue and are recognized on a straight-line basis over the term of the franchise agreement, which is five years. As part of the agreement, the Company agrees to provide specific quantities of boards and pins, training, and assistance with grand opening. These services are generally provided at the opening and not on an ongoing basis.

Royalty revenue - The Company receives royalties equal to 5% of the facility's gross sales, after state sales tax. Royalty fees are recorded as revenue as they are earned and become receivable from the franchisees.

Advertising

Advertising costs are expensed as incurred. Advertising costs amounted to $135,607, $144,158 and $74,778 for the years ended December 31, 2024, 2023 and 2022, respectively.

Income Taxes

The Company is organized as a limited liability company in accordance with Michigan law. In accordance with the provisions of the Internal Revenue Code, a limited liability company is not subject to Federal income taxes and its income is included in its members' income tax returns. Therefore, no provision has been made in the accompanying financial statements for Federal income taxes or deferred income taxes.

The Company's income tax filings are subject to audit by various taxing authorities. The open audit periods are 2022 - 2024.

Subsequent Events

The financial statements and related disclosures include evaluation of events up through and including June 2, 2025, which is the date the financial statements were available to be issued.

The Company is in the process of converting from an LLC to a Delaware corporation. As part of its fundraising strategy, the Company plans to launch a crowdfunding campaign offering stock of the converted entity.

Continued

Note 2 – Allowance for Credit Losses

The allowance for credit losses consists of the following:

	Accounts Receivable
Balance - January 1, 2023	$ -
Provision for credit losses	43,417
Adjustments to existing allowances, including write-offs	(43,417)
Balance - December 31, 2023	-
Provision for credit losses	30,000
Adjustments to existing allowances, including write-offs	-
Balance - December 31, 2024	$ 30,000

Note 3 – Contract Balances

The timing of revenue recognition, billings, and cash collections results in billed accounts receivable and deferred revenues (contract liabilities). Amounts are billed as time progresses in accordance with agreed-upon contractual terms. At times amounts are received before revenue recognition, resulting in contract liabilities.

The beginning and ending contract balances were as follows:

	Beginning	Ending
2024		
Accounts receivable	$ 64,737	$ 99,702
Contract liabilities		
Deferred revenues	108,417	90,917
2023		
Accounts receivable	$ 72,005	$ 64,737
Contract liabilities		
Deferred revenues	212,417	108,417
2022		
Accounts receivable	$ 69,827	$ 72,005
Contract liabilities		
Deferred revenues	198,000	212,417

Continued

Note 4 – Loans and Related Party Transactions

	2024	2023	2022
Fowling Atlanta (related party)	$ -	$ -	$ 335
Fowling Cincinnati	2,837	2,857	-
Fowling Columbus	2,500	-	-
Fowling Dallas	54,891	38,055	34,736
Fowling Grand Rapids (related party)	-	2,857	-
Fowling Hamtramck (related party)	5,482	12,857	-
Fowling Indianapolis (related party)	(718)	5,714	250
Fowling Kansas City	28,184	39,365	5,369
Fowling Minneapolis	11,700	-	-
Fowling Omaha	11,595	22,789	8,424
Total advances to affiliates	$ 116,471	$ 124,494	$ 49,114

The Company has a noninterest bearing loan receivable from related party affiliate Fowling Management Company, LLC in the amount of $765,000, $250,000 and $250,000 as of December 31, 2024, 2023 and 2022, respectively.

The Company has a noninterest bearing loan payable to an equity member in the amount of $15,000 as of December 31, 2024.

Royalty and franchise revenue were earned from related party franchises totaling approximately $196,300, $166,600 and $96,600 for the years ended December 31, 2024, 2023 and 2022, respectively.

SUPPLEMENTARY INFORMATION

FOWLING FRANCHISE, LLC

STATEMENTS OF COSTS AND EXPENSES
YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	2024		2023		2022	
	Amount	%	Amount	%	Amount	%
Advertising	$ 135,607	30.9	$ 144,158	27.4	$ 74,778	20.2
Automobile expense	1,483	0.3	943	0.2	1,426	0.4
Bank charges	2,012	0.5	1,560	0.3	961	0.3
Computer expense	4,954	1.1	906	0.2	-	-
Contractors	88,500	20.2	-	-	-	-
Dues and subscriptions	225	0.1	95	-	95	-
Employee benefits	7,500	1.7	7,500	1.4	7,300	2.0
Payroll taxes	11,683	2.7	10,396	2.0	11,181	3.0
Professional fees	80,703	18.4	92,357	17.6	53,811	14.5
Provision for credit losses	30,000	6.8	43,714	8.3	-	-
Salaries and wages	147,700	33.7	133,250	25.4	143,500	38.7
Supplies	5,089	1.2	13,026	2.5	2,555	0.7
Telephone	1,318	0.3	1,822	0.3	2,002	0.5
Travel and meals	10,773	2.5	11,686	2.2	5,050	1.4
Training	-	-	4,589	0.9	14,513	3.9
Total costs and expenses	$ 527,547	120.4	$ 466,002	88.7	$ 317,172	85.6

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF FOWLING FRANCHISE

Unleashing Industrial Strength Fun – The Original Football Bowling Experience.

Fowling Warehouse is the home of the original football bowling pin game called FowlingTM, Born in Indy, and raised in Detroit, Fowling Warehouse offers inclusive and joyful competition across 7 locations nationwide with hundreds of thousands of guests visiting every year. The goal is to expand to 72 franchises over the next 7 years, aiming for a projected $9M annual EBITDA, subject to market conditions and execution.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


FOWLING WAREHOUSE
THE ORIGINAL FOOTBALL BOWLING EXPERIENCE

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$4.00 Per Share

MIN INVEST $400
VALUATION $20M

REASONS TO INVEST

- Fowling blends elements of football and bowling to create an inclusive experience that fosters connection and fun, meeting the growing demand for unique, interactive group activities. The Fowling Warehouse is a unique destination, it is not just another sports bar – it is a space for everyone to connect and compete – friends, families, leagues, and corporate outings.

- Guided by a highly experienced team with extensive expertise in franchising, Fowling Franchise has successfully grown to 7 locations and is aiming for continued expansion.

- With $500,000 raised at a $20M valuation and a strategic plan for franchise expansion, Fowling Franchise aims to establish a strong presence in the experiential entertainment market.

**The offering materials may contain forward-looking statements. These statements are based on current assumptions and involve risks and uncertainties that could cause actual results to differ materially. Investors should not place undue reliance on forward-looking statements.*

TEAM



Eric Page • CEO and Board Member

I have over 20 years in the customer service industry ranging from Hospitality with the Walt Disney Company, Wyndham Vacation Ownership Additionally, I held director level roles with CLEAR (clearme.com) in the travel industry, For the past four years I have been the owner/operator of the Fowling Warehouse Indianapolis while acting as the CEO of Fowling Enterprise.

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Christopher Hutt • Founder, Board Member

As the founder of Fowling, Chris' passion for the sport is evident with all the innovations around our brand. For the last 15 years, he has developed Fowling from a dream to a very successful business enterprise. Mr. Hutt has been a Member and on the Board of Managers of Fowling Franchise since its formation on June 7, 2017. Mr. Hutt has been a Member and on the Board of Managers of Fowling Enterprises since its formation on October 8, 2013. Mr. Hutt is the Founder, and has been the sole Member and Manager, of Fowling Warehouse, LLC since its formation on September 27, 2013.

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Laura Sullivan • VP of Operations and Board Member

Owner of Fowling Warehouse Grand Rapids (opened in Feb 2018). Board Member and Officer of Fowling Franchise since inception. Serves on several Fowling Warehouse Boards. My role as VP Operations at Franchise intertwines my 7 years of dedicated entrepreneurship and operations, with my 15 year career in management at Chrysler, along with the "day one" Fowler institutional knowledge of the Fowling Brand. Passion for giving exceptional guest experiences while maintaining operational efficiency. I love to travel, play in Fowling leagues, and spend time with my family.

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FOWLING WAREHOUSE

Brad Chapman • President, Interim CFO, Board Member

Mr. Chapman has served as President and Board Member of Fowling Franchise, LLC, since its inception on June 7, 2017. Additionally, he has been a Member of Fowling Enterprises since its founding on October 8, 2013. Prior to his role with Fowling Franchise, Mr. Chapman was the Small Cell Strategy Lead for Northern California and Nevada at Verizon. With decades of expertise in business development, infrastructure construction, and strategic operations, he has also made significant contributions to organizations such as Modus, AT&T, T-Mobile, and Parsons Engineering.

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THE PITCH

Fowling Warehouse is the original home of the football bowling pin game called Fowling, combining elements of football, bowling, and social fun into a unique entertainment experience. It's not just another sports bar, it's a unique destination. With 7 successful locations and plans to expand to 72 franchises, we aim to offer an engaging and innovative group entertainment experience that fosters meaningful social connections. Backed by $500,000 raised at a $20M valuation, we believe Fowling Warehouse is positioned to pursue sustainable growth in the thriving experiential entertainment sector.


WHY FOWLING
WAREHOUSE
FOWLING WAREHOUSE
7 THRIVING LOCATIONS
Planning to expand to 72 franchises in 7 years.
UNIQUE EXPERIENCE
Football meets bowling for unmatched fun.
INCLUSIVE ENTERTAINMENT
A space for everyone to connect and compete.
$9M EBITDA TARGET
Targeting Sustainable Growth



Our Dallas Location

THE PROBLEM & OUR SOLUTION

The Problem

Modern entertainment often fails to offer inclusive activities that encourage face-to-face interaction, leaving a gap for distinctive, memorable group experiences.

Our Solution

Fowling Warehouse bridges this gap with a fun, accessible game that caters to all skill levels. Our welcoming environment fosters joyful competition and meaningful connections, supported by a scalable business model offering lane reservations, open play, and community-focused events like Fowlanthropy.



BRIDGING THE
ENTERTAINMENT GAP
DISCONNECTION
Tech-driven world lacks face-to-face fun.
LIMITED OPTIONS
Few venues blend competition and camaraderie.
PRICE BARRIER
Affordable, memorable group activities are rare.
INCLUSIVE GAMEPLAY
Anyone can play and enjoy.
COMMUNITY FOCUS
Events like Fowlanthropy foster belonging.
FLEXIBLE MODEL
Lane reservations and open play options.

THE MARKET & OUR TRACTION

The Market

The experiential entertainment market is thriving, driven by consumer demand for interactive, engaging activities. Fowling Warehouse uniquely appeals to adults aged 21-50+ seeking new, dynamic experiences that encourage community and fun.

Our Traction

Since launching in 2017, Fowling Warehouse has expanded to 7 locations, with a eighth planned to open in Fall 2025. With $500,000 raised at a $20M valuation and plans for 72 franchises in the next 7 years, we have developed a model with the potential for growth and scalability, subject to market trends and franchise execution.


STRONG
MARKET
Where Fun Meets Growth
7
LOCATIONS
Successfully operating across the U.S. with more to come!
$500K
RAISED
Confidence backed by a $20M valuation.
PLANS TO EXPAND TO 72
FRANCHISES
Expanding nationwide to bring fun closer to home.
21–50+
AGE GROUP
A perfect match for our dynamic audience.
REVENUE
BREAKDOWN
50%
from lane fees.
35%
bar sales.
15%
franchise royalties.



WHY INVEST

Investing in Fowling Warehouse supports the growth of a unique entertainment model that fosters community and joy. Your investment is intended to support our expansion efforts, enhance franchisee operations, and contribute to the development of league competitions under the American Fowling Association.


JOIN US
IN DELIVERING UNFORGETTABLE EXPERIENCES
WHILE CONTRIBUTING TO A GROWING INDUSTRY.
FOWLING WAREHOUSE
INDIANAPOLIS

ABOUT

HEADQUARTERS
3901 Christopher St STE F
Hamtramck, MI 48211

WEBSITE
View Site

Fowling Warehouse is the home of the original football bowling pin game called FowlingTM, Born in Indy, and raised in Detroit, Fowling Warehouse offers inclusive and joyful competition across 7 locations nationwide with hundreds of thousands of guests visiting every year. The goal is to expand to 72 franchises over the next 7 years, aiming for a projected $9M annual EBITDA, subject to market conditions and execution.

TERMS

Fowling Franchise

Overview

PRICE PER SHARE
$4

VALUATION
$20M

DEADLINE
Sep. 30, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $5M

Breakdown

MIN INVESTMENT
$400

OFFERING TYPE
Equity

MAX INVESTMENT
$5,000,000

SHARES OFFERED
Class B NonVoting Stock

MIN NUMBER OF SHARES OFFERED
31,000

MAX NUMBER OF SHARES OFFERED
1,250,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$255,758	$386,715
Cash & Cash Equivalents	$13,723	$182,478
Accounts Receivable	$99,702	$64,737
Short-Term Debt	$104,178	$146,158
Long-Term Debt	$76,417	$60,417
Revenue & Sales	$438,835	$525,520
Costs of Goods Sold	$527,547	$466,002
Taxes Paid	$0	$0
Net Income	-$89,977	$59,518

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 7% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 15% bonus shares

Flash Perk 1: Invest $2,500+ between Day 35 - 40 and receive 3% bonus shares

Flash Perk 2: Invest $2,500+ between Day 60 - 65 and receive 3% bonus shares

Amount-Based Perks

Amateur Fowler: $500+ investment and receive 3% bonus shares

League Champion: $1,000+ investment and receive 7% bonus shares

Pro Fowler: $5,000+ investment and receive 10% bonus shares

Franchise Player: $10,000+ investment and receive 12% bonus shares

Hall of Fame: $25,000+ investment and receive 18% bonus shares

Fowling Founder: $50,000+ investment and receive 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Fowling Franchise will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B NonVoting Stock at $4.00 / share, you will receive 110 shares of Class B NonVoting Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments. Any expense labeled "Travel and Entertainment".

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For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

On Screen Text:

Born in Indy

Raised in Detroit

Fowling

The Original Football Bowling-Pin Game

Simple Rules

More Fun

Anybody Can Play

Full Bar!

Mystery Beer Machine

Corporate Events!

League Play!

Industrial Strength Fun

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A MICHIGAN LIMITED LIABILITY COMPANY UNDER THE NAME OF "FOWLING FRANCHISING, LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "FOWLING FRANCHISING, LLC" TO "FOWLING FRANCHISE, INC.",FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF APRIL, A.D. 2025, AT 7:38 O`CLOCK P.M.

Charuni Patibanda-Sanchez, Secretary of State

10165090 8100F
SR# 20251588207

Authentication: 203467084
Date: 04-17-25

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Michigan.

2.) The jurisdiction immediately prior to filing this Certificate is Michigan.

3.) The date the Limited Liability Company first formed is June 7, 2017.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Fowling Franchising, LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Fowling Franchise, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 15th day of April, A.D. 2025.

By: DocuSigned by: [signature] 07C86F72CEE84DC...

Name: Christopher J. Hutt
Print or Type

Title: Manager
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:38 PM 04/15/2025
FILED 07:38 PM 04/15/2025
SR 20251588207 - File Number 10165090

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "FOWLING FRANCHISE, INC." FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF APRIL, A.D. 2025, AT 7:38 O`CLOCK P.M.

Charuni Patibanda-Sanchez, Secretary of State

10165090 8100F
SR# 20251588207

Authentication: 203467084
Date: 04-17-25

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:38 PM 04/15/2025
FILED 07:38 PM 04/15/2025
SR 20251588207 - File Number 10165090

CERTIFICATE OF INCORPORATION OF FOWLING FRANCHISE, INC.

First: The name of the Corporation is: Fowling Franchise, Inc.

Second: Its registered office in the State of Delaware is to be located at:

9 East Loockerman Street, Suite 311
City of Dover, County of Kent, DE 19901

The registered agent in charge thereof is:

GKL Registered Agents of DE, Inc.

Third: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth:

(a) The total number of shares of all classes of capital stock that the corporation is authorized to issue is Seven Million Five Hundred Thousand (7,500,000) shares of common stock, consisting of (a) One Million Five Hundred Thousand (1,500,000) shares of Class A Voting Common Stock, par value of $0.00001 per share and (b) Six Million (6,000,000) shares of Class B Non-Voting Common Stock, par value of $0.00001 per share.

(b) *Voting Rights*.

(i) *Class A Voting Common Stock*. Except as otherwise required by the General Corporation Law of Delaware, the holders of the Class A Voting Common Stock shall possess exclusively all voting power of the corporation, and each holder of Class A Voting Common Stock shall have one vote in respect of each share held by him, her, or it of record on the books of the corporation for the election of directors and on all matters submitted to a vote of stockholders of the corporation.

(ii) *Class B Non-Voting Common Stock*. Except as otherwise required by the General Corporation Law of Delaware, shares of Class B Non-Voting Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the corporation.

(c) Mandatory Sale of All Outstanding Shares of the Corporation. So long as Christpher J. Hutt holds shares of the Corporation's Class A Voting Common Stock, if Christopher J. Hutt votes to sell the business of the Corporation, which requires the sale of all of the outstanding stock of the Corporation to a third person for valuable consideration, then each holder of shares of the Corporation's Common Stock shall sell all of his, her, or its

shares of Common Stock of the Corporation in the transaction and undertake no action to bar, limit, interfere or stop the consummation of the closing of the purchase and sales transaction, so long as the consideration received by such stockholder in the transaction is on the same terms and conditions, at the same price per share, and at the same ratio which represents the such stockholder's ownership interest in the Corporation immediately prior to the Corporation's sale.

Fifth: The name and mailing address of the incorporator are as follows:

Christopher J. Hutt
3901 Christopher Street, Suite F
Hamtramck, MI 48211

Sixth: The Corporation is to have perpetual existence.

Seventh: To the furthest extent permitted by the General Corporation Law of Delaware, the Corporation is authorized to provide indemnification of, and advancement of expenses to, director, officers, employees, other agents of the Corporation and any other persons to which the General Corporation Law of Delaware permits the corporation to provide indemnification. No director will be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except as provided for in Section 102(b)(7) of the Delaware Code as now in force or as afterwards amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time or the repeal or modification.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 15th day of April, 2025.

DocuSigned by:
By: ______________________
07C88F72CEE84DC...
Christopher J. Hutt, Incorporator

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

TEASER

IG STATIC


COMING SOON
WE ARE EXCITED TO ANNOUNCE AN UPCOMING INVESTMENT OPPORTUNITY
CLICK THE LINK TO FOLLOW OUR JOURNEY AND RECIEVE UPDATES
FOWLING WAREHOUSE
start engine

IG/FB STORY


COMING SOON
WE ARE EXCITED TO ANNOUNCE AN UPCOMING INVESTMENT OPPORTUNITY
FOWLING WAREHOUSE
start engine
CLICK HERE TO FOLLOW OUR JOURNEY AND RECIEVE UPDATES

FB STATIC


COMING SOON
WE ARE EXCITED TO ANNOUNCE AN UPCOMING INVESTMENT OPPORTUNITY
CLICK THE LINK TO FOLLOW OUR JOURNEY AND RECIEVE UPDATES
FOWLING WAREHOUSE
start engine

COPY

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

We are launching an investment opportunity through StartEngine very soon.

In an era where digital interactions often replace personal connections, Fowling Warehouse provides a lively venue that brings people together. Each location is crafted to encourage face to face interaction and camaraderie through the accessible and fun sport of Fowling. Beyond entertainment, our commitment to community is shown through our "Fowlanthropy", supporting local charitable activities and enhancing our social impact.

Link:

#fowling #fowling warehouse #startengine #football #bowling #smallbusiness
@fowlinggr @fowlingwarehouse